UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                  VERITY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.001 PAR VALUE
                         (Title of Class of Securities)


                                    92343C106
                                 (CUSIP Number)

                                 Kevin S. Moore
                Senior Vice President and Chief Financial Officer
                             The Clark Estates, Inc.
                              One Rockefeller Plaza
                          New York, New York 10020-2102
                            Tel. No.: (212) 977-6900

                                 With a copy to:

                             David W. Ambrosia, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1208
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 12, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 92343C106                                            Page 2 of 9 Pages

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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Clark Estates, Inc.
          13-5524538
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   |_|
                                                                     (b)   |X|
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          |_|
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER

 NUMBER OF SHARES                    766,000
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
                     -----------------------------------------------------------
                            8  SHARED VOTING POWER

                                     0
                     -----------------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                                     766,000
                     -----------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          766,000
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.93%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

         This Amendment No. 1 amends and restates the Schedule 13D filed by The Clark Estates, Inc. on November 13, 1997.

Item 1.  Security and Issuer.

         This Statement relates to shares of Common Stock, $.001 par value per share (the "Common Stock") of Verity, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 894 Ross Drive, Sunnyvale, California 94089.

Item 2.  Identity and Background.

         (a) - (c) This Statement is being filed by The Clark Estates, Inc. (the "Reporting Person").

         The Reporting Person is a New York corporation principally engaged in the business of providing management and administrative services for certain institutional, corporate, individual and trust accounts affiliated with the Clark family. The principal business and principal office address of the Reporting Person is One Rockefeller Plaza, New York, New York 10020.

         The name, business address, present principal occupation or employment of each executive officer and director of the Reporting Person (the "Executive Officers and Directors") are set forth in Schedule I hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Executive Officers and Directors has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B)

                               Page 3 of 9 Pages
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been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the persons listed in this Item 2 or Schedule I hereto is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         All the shares of Company Common Stock owned by the Reporting Person were purchased in open market transactions. As of November 6, 1997, the Reporting Person was the beneficial owner of 559,400 shares of Common Stock. The Reporting Person's further purchases of Common Stock are described in Schedule II hereto, which is incorporated herein by reference. As a result of the purchase of an additional 206,600 shares of Common Stock in the aggregate from November 6, 1997 through November 12, 1997, the Reporting Person became the beneficial owner of an additional 1.87% of the Common Stock. The 766,000 total shares, representing 6.93% of Company Common Stock, were acquired by funds available for investment in certain of the accounts for which the Reporting Person provides management and administrative services.

Item 4.  Purpose of Transaction.

         All of the shares of Common Stock have been acquired for investment purposes. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of Common Stock in open market transactions for investment purposes.

                                Page 4 of 9 Pages

Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions. Item 5. Interest in Securities of the Issuer. (a) The 766,0000
shares of Company Common Stock beneficially owned by the Reporting Person constitute 6.93% of the outstanding shares of Company Common Stock (based upon an aggregate of 11,048,000 outstanding shares of Company Common Stock as of August 31, 1997, as reported in the Company's Form 10-Q for the period ended August 31, 1997). (b) The Reporting Person has sole power to vote or to direct the vote of the shares of Company Common Stock referred to in paragraph (a) above and sole power to dispose or to direct the disposition of any such shares.
(c) Information with respect to all transactions in the Company Common Stock which were effected by the Reporting Person during the past sixty days are set forth in Schedule II hereto, which is incorporated herein by reference. (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock referred to in paragraph (a) above. (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Neither the Reporting Person, nor (to the best knowledge of the Reporting Person) any of the Executive Officers and Directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company,

                                Page 5 of 9 Pages
including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies. Item 7. Material to be Filed as Exhibits.

         None.

                                Page 6 of 9 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 18, 1997
-----------------------------
Date


/s/ Kevin S. Moore
-----------------------------
Signature


Senior Vice President and
Chief Financial Officer
The Clark Estates, Inc.
-----------------------------
Name/Title

                                Page 7 of 9 Pages

                                   SCHEDULE I

                       Executive Officers and Directors of
                             The Clark Estates, Inc.

         Except where otherwise indicated, the business address of each of the following is The Clark Estates, Inc., One Rockefeller Plaza, New York, New York 10020-2102.

                              Principal Occupation
Name                          and Name of Business
----                          --------------------

Edward W. Stack               President and Director
                              The Clark Estates, Inc.
                              Management Services

Jane F. Clark                 Chairman and Director
                              The Clark Estates, Inc.
                              Management Services

Kevin S. Moore                Senior Vice President, Chief
                              Financial Officer and Director
                              The Clark Estates, Inc.
                              Management Services

William T. Burdick            Secretary
                              The Clark Estates, Inc.
                              Management Services

Anne L. Peretz                Director
                              The Clark Estates, Inc.
                              Management Services

Marshall F. Wallach           Director
                              The Clark Estates, Inc.
                              Management Services


                                Page 8 of 9 Pages

                                   SCHEDULE II


                      Transactions in Company Common Stock
                          Effected by Reporting Person
                             During Past Sixty Days
                             ----------------------

  Date               Transaction            Number of               Per Share
                         Type            Shares Purchased           Sale Price
  ----               -----------         ----------------           ----------
10-10-97           Market Purchase               50,000                5.2979
10-14-97           Market Purchase               15,000                5.4875
10-15-97           Market Purchase               12,200                5.4538
10-16-97           Market Purchase               22,400                5.4875
10-17-97           Market Purchase               20,000                5.2844
10-20-97           Market Purchase               30,000                5.3000
10-23-97           Market Purchase               32,000                5.1850
10-24-97           Market Purchase               19,000                5.2868
10-24-97           Market Purchase               10,000                5.1250
10-27-97           Market Purchase               25,000                4.9000
10-28-97           Market Purchase               15,500                5.0443
10-28-97           Market Purchase               15,000                4.7083
10-28-97           Market Purchase               40,000                4.5938
10-29-97           Market Purchase                4,000                5.3000
10-29-97           Market Purchase                5,000                5.1875
10-29-97           Market Purchase               25,000                5.1925
10-29-97           Market Purchase               40,000                5.1469
10-30-97           Market Purchase               82,500                5.1750
10-31-97           Market Purchase               37,500                5.3000
11-03-97           Market Purchase               13,100                5.3368
11-04-97           Market Purchase               26,000                5.4375
11-05-97           Market Purchase               10,900                5.3125
11-06-97           Market Purchase                9,300                5.3750
11-06-97           Market Purchase               20,000                5.3391
11-07-97           Market Purchase               25,000                5.3306
11-10-97           Market Purchase               25,000                5.1750
11-10-97           Market Purchase              100,000                5.1834
11-11-97           Market Purchase               25,500                5.1321
11-12-97           Market Purchase               11,100                5.1688



                                Page 9 of 9 Pages

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